STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF
ARCRAISE SPV, LLC

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, 6 Del. C. § 18-101 et seq., hereby certifies as follows:

1.Name. The name of the limited liability company is ArcRaise SPV, LLC (the "Company").

2.Registered Office and Registered Agent. The address of the registered office of the Company in the State of Delaware is 8 The Green, Suite A, in the City of Dover, Zip Code 19901. The name of the registered agent of the Company at such address upon whom process against the Company may be served is A Registered Agent, Inc.

3.Notice of Series. Notice is hereby given, in accordance with Section 18-215(b) of the Delaware Limited Liability Company Act, that the limited liability company may establish one or more series of members, managers, limited liability company interests, or assets. Any such series may have separate rights, powers, or duties with respect to specified property or obligations of the limited liability company or profits and losses associated with specified property or obligations. Any such series may have a separate business purpose or investment objective. The debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.



IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation as of the date set forth below.

DocuSigned by:

By: Matthew Palmer

393A2C04B2024F2...

Authorized Person

Name: Matthew Palmer

Date: May 29, 2026